                                                                          3057


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -----------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)(1)

                           McCLATCHY NEWSPAPERS, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                  579489-10-5
--------------------------------------------------------------------------------
                                 (CUSIP number)

        Ms. Kathleen G. McGuiness, Vice President and General Counsel

     The Times Mirror Company, Times Mirror Square, Los Angeles, CA 90053
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                                December 1, 1995
--------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.


                         (Continued on following pages)


                              (Page 1 of 6 Pages)


----------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    (Bulletin No. 150, 4-09-93)

3058                                                              Schedule 13D
-------------------------------------------------------------------------------

CUSIP No. 579489-10-5              13D                       Page 2 of 6 Pages

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      THE TIMES MIRROR COMPANY
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                    (b) / /
-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A -- DISPOSITION OF SHARES
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                     / /

-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER                 NONE
 NUMBER OF
  SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER               NONE
 OWNED BY
   EACH       -----------------------------------------------------------------
 REPORTING     9    SOLE DISPOSITIVE POWER            NONE
PERSON WITH
              -----------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER          NONE

-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               NONE
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 / /

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                              0.0%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                               CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



(Bulletin  No. 150, 4-09-93)

                           AMENDMENT TO SCHEDULE 13D


Times Mirror hereby amends and restates the information on its paper formatted
Schedule 13D filed with the Securities and Exchange Commission on July 7,
1989 (the "Statement") and hereinafter restated in its entirety in accordance with Rule 13d-2(c).

Item 1.          Security and Issuer

                 This Statement relates to the shares of Class A Common Stock, $.01 par value (the "Shares"), of McClatchy Newspapers, Inc., a Delaware corporation ("McClatchy Newspapers"). The principal executive offices of McClatchy Newspapers are located at 2100 Q Street, Sacramento, California 95816.

Item 2.          Identity and Background

                 This Statement is being filed by The Times Mirror Company, a Delaware corporation having its principal business and office address located at Times Mirror Square, Los Angeles, California 90053 ("Times Mirror"). Times Mirror is engaged principally in newspaper publishing, professional information and magazine publishing businesses. Times Mirror publishes the Los Angeles Times, Newsday, The Sun, The Hartford Courant, The Morning Call, The Advocate, the Greenwich Times, and several smaller newspapers. Times Mirror also publishes a variety of books, special interest and trade magazines and other media through its subsidiaries.

                 During the last five years, Times Mirror has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration

                 Because the transaction was solely a disposition of Shares to which this Statement relates, Item 3 is not applicable.

Item 4.          Purpose of Transaction

                 Times Mirror disposed of all of its Shares based upon its determination that the sale price of such Shares represented their fair value.

Item 5.          Interest in Securities of the Issuer

                 The exact date on which Times Mirror ceased to be the beneficial owner of more than 5% of the class is unknown; however, according to the quarterly filings on Form 10-Q of McClatchy Newspapers, Times Mirror ceased to own more than 5% sometime after May 1, 1994 but before August 8, 1994, and most likely around May 9, 1994, the date on which McClatchy Newspapers filed and priced its secondary offering. By December 1, 1995, Times Mirror had sold all of its Shares of McClatchy Newspapers Shares. The table below sets forth all sale transactions in Shares effected by Times Mirror within the past 60 days. All such transactions were effected on the New York Stock Exchange by Goldman Sachs acting on behalf of Times Mirror.

                                                                  Price per Share (net of fees
          Date of Transaction         Number of Shares Sold        and brokerage commissions)
          -------------------         ---------------------       ----------------------------
               10/12/95                        5,000                         21.45
               10/13/95                       10,200                         21.11
               10/16/95                          500                         21.11
               10/17/95                       65,000                         20.58
               10/19/95                        7,900                         20.58
               10/20/95                       17,200                         20.52
               10/23/95                          600                         20.52
               10/24/95                        3,500                         20.49
               10/25/95                       58,800                         20.03
               10/30/95                        1,200                         20.03
               10/31/95                          100                         20.03
               11/01/95                        1,500                         20.03
               11/02/95                        3,100                         20.02
               11/07/95                          800                         20.02
               11/08/95                       10,900                         20.02
               11/09/95                        3,100                         20.02
               11/13/95                       10,600                         20.01
               11/16/95                       21,300                         20.08
               11/17/95                        1,500                         20.08
               11/20/95                       20,000                         20.10
               11/24/95                        1,500                         20.11
               11/27/95                        3,200                         20.11
               11/28/95                        8,400                         20.12
               11/29/95                       15,500                         20.13
               11/30/95                       13,500                         20.15
               12/01/95                        9,000                         20.17

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                 There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Times Mirror and any person with respect to any securities of McClatchy Newspapers, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.          Material to be Filed as Exhibits

                 None.

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:     December 21, 1995                  THE TIMES MIRROR COMPANY


                                              By  KATHLEEN G. McGUINNESS
                                                  -----------------------------
                                                  Kathleen G. McGuinness
                                                  Vice President and
                                                  General Counsel

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -----------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                           McCLATCHY NEWSPAPERS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   57948910
--------------------------------------------------------------------------------
                                (CUSIP Number)

          Mr. Daniel A. Curry, Vice President and General Counsel,

     The Times Mirror Company, Times Mirror Square, Los Angeles, CA 90053
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                June 27, 1989
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP No. 57948910                                          Page 2 of 6 Pages
------------------------------------------------------------------------------

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        THE TIMES MIRROR COMPANY

------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) / /
                                                                      (b) / /

------------------------------------------------------------------------------
 3  SEC USE ONLY

------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

        WC

------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(E)                                                           / /

------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
 NUMBER OF                 293,900
  SHARES        --------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER
 OWNED BY                  NONE
   EACH         --------------------------------------------------------------
 REPORTING       9    SOLE DISPOSITIVE POWER
  PERSON                   293,900
   WITH         --------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                           NONE
------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         293,900

------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.0%

------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

         C
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages

Item 1.  Security and Issuer

         This Statement relates to the shares of Class A Common Stock, $.01 par value (the "Shares"), of McClatchy Newspapers, Inc., a Delaware corporation ("McClatchy Newspapers"). The principal executive offices of McClatchy Newspapers are located at 2100 Q Street, Sacramento, California 95816, and the principal executive officers of McClatchy Newspapers are the following:

      Name                                 Title
      ----                                 -----
      James B. McClatchy                   Chairman of the Board

      Erwin Potts                          President and Chief Executive
                                           Officer

      Robert D. Byerly                     Vice President, Operations

      James P. Smith                       Vice President, Finance, and
                                           Treasurer

Item 2. Identity and Background

         This Statement is being filed by The Times Mirror Company, a Delaware corporation having its principal business and office address located at Times Mirror Square, Los Angeles, California 90053 ("Times Mirror"). Times Mirror is engaged principally in newspaper publishing, book, magazine and other publishing, broadcast television and cable television. Other operations include management training services and the management of its timberlands. Times Mirror publishes The Los Angeles Times, Newsday, New York Newsday, The Hartford Courant, The Morning Call and The Baltimore Sun newspapers and two community newspapers, The Advocate and The Greenwich Time. Other media operations include four network-affiliated television stations, cable television systems serving subscribers in 14 states and publication of several special interest consumer and other magazines. Times Mirror publishes journals and books for the legal, medical, engineering, dental and nursing professions, college business and economics textbooks and art books. Times Mirror also publishes aeronautical charts and training materials.

         During the last five years, Times Mirror has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities

                                                               Page 4 of 6 Pages

subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Times Mirror purchased its Shares with its working capital and paid an aggregate of $6,526,794, including brokerage commissions, for such Shares.

Item 4.  Purpose of Transaction

         Times Mirror purchased its Shares for investment based upon its determination that the purchase price of such Shares represented their fair value. Times Mirror currently holds its Shares solely for such purpose and has no other plans or proposals. Depending upon the future business performance of McClatchy Newspapers and the future market price of the Shares, Times Mirror may in the future consider the possibility of disposing of all or a portion of its current holdings or acquiring additional Shares or other securities of McClatchy Newspapers.

Item 5.  Interest in Securities of the Issuer

         Times Mirror beneficially owns an aggregate of 293,900 Shares, representing 7.0% of the class, and has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, such Shares. The table below sets forth all transactions in Shares effected by Times Mirror within the past 60 days. All such transactions were effected on the New York Stock Exchange by a broker acting on behalf of Times Mirror, except the June 27, 1989 purchase of 150,000 Shares, which was effected in a private sale through a broker acting on the seller's behalf.

                                                          Price per Share
Date of                                Number of         (net of brokerage
Transaction                        Shares Purchased        commissions)
-----------                        ----------------        ------------
May 16, 1989                              300                 $19.250
May 24, 1989                           15,000                  23.375
May 25, 1989                            3,000                  23.000
May 25, 1989                            2,000                  22.875
May 25, 1989                          102,100                  22.750
June 27, 1989                         150,000                  22.000


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Times Mirror and any person with respect to any securities of McClatchy

                                                               Page 5 of 6 Pages

Newspapers, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

         None

                                                              Page 6 Of 6 Pages


                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    July 6, 1989                     THE TIMES MIRROR COMPANY


                                           By      Daniel A. Curry
                                              ------------------------------
                                                   Daniel A. Curry
                                                   Vice President